

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 25, 2010

Wei Guo
President
Ultra Glory International Ltd.
c/o Bill Huo, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re: Ultra Glory International Ltd.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed May 18, 2010**
> **File No. 000-53914**

Dear Mr. Guo:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bill Huo, Esq.
        Kramer Levin Naftalis & Frankel LLP
        Via Facsimile (212) 715-8000